SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2005

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


05059075

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMNICOM GROUP RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.
437 Madison Avenue
New York, NY 10022

OMNICOM GROUP RETIREMENT SAVINGS PLAN

INDEX

Note: Schedules other than those referred to above have been omitted as inapplicable or not required under the instructions contained in Regulation S-X or the information is included elsewhere in the financial statements or the notes thereto.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Report of Independent Registered Public Accounting Firm

Plan Administrative Committee
Omnicom Group Retirement Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of the Omnicom Group Retirement Savings Plan (the "Plan") as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

New York, New York
June 27, 2005

Statements of Net Assets Available for Benefits

December 31,	**2004**	2003
Assets		
Investments, at fair value (Note 3)	**$1,082,278,555**	$936,301,045
Contributions due from:		
Employer	**29,312,416**	23,197,555
Employees	**435,263**	1,488,680
Accrued income receivable	**4,923**	35,075
Due from merged plans' trustees (Note 1(b))	**705,338**	-
Due from broker for investments sold	**131,713**	1,067,731
Total assets	**1,112,868,208**	962,090,086
Liabilities		
Accrued expenses	**135,729**	91,000
Due to broker for investments purchased	**1,012,022**	1,144,745
Total liabilities	**1,147,751**	1,235,745
Net assets available for benefits	**$1,111,720,457**	$960,854,341

See accompanying independent accountants' report and notes to financial statements.

Omnicom Group
Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2004	2003
Additions:		
Interest and dividend income	**$ 23,879,689**	$ 20,661,742
Contributions:		
Employer	**28,215,290**	24,399,853
Employees	**54,142,039**	40,378,914
Rollovers	**6,507,392**	4,998,056
	88,864,721	69,776,823
Net appreciation in fair value of investments (Note 3)	**41,341,999**	139,167,592
Assets transferred into plan (Note 1(b))	**90,321,433**	53,770,319
Total additions	**244,407,842**	283,376,476
Deductions:		
Benefit payments	**93,242,445**	86,014,550
Administrative expenses	**299,281**	298,340
Total deductions	**93,541,726**	86,312,890
Increase in net assets available for benefits	**150,866,116**	197,063,586
Net assets available for benefits, beginning of year	**960,854,341**	763,790,755
Net assets available for benefits, end of year	**$1,111,720,457**	$960,854,341

See accompanying independent accountants' report and notes to financial statements.

1. Description of Plan

The following brief description of the Omnicom Group Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution retirement plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), as it pertains to plans intended to qualify under Section 401(a) of the Code. The Plan covers all eligible employees of participating companies of Omnicom Group Inc. (the "Company"). The Company is the sponsor of the Plan. The Administrative Committee (the "Committee"), comprised of persons appointed by the Company's Board of Directors or its delegate, administers the Plan and is responsible for resolving all questions that may arise under the Plan. The Plan's assets are held in trust with Fidelity Management Trust Company (the "Trustee" or "FMTC"). A division of the Trustee performs the recordkeeping services for the Plan.

(b) *Plan Mergers*

In 2003, 11 retirement plans separately sponsored by subsidiaries of the Company were merged into the Plan as follows:

Effective Date	Number of Plans
January 1, 2003	4
June 1, 2003	2
July 1, 2003	3
December 1, 2003	2

Total assets of $53,770,319 for the 2003 merged plans were transferred to the Plan's Trustee.

In 2004, 17 retirement plans separately sponsored by subsidiaries of the Company were merged into the Plan as follows:

Effective Date	Number of Plans
April 28, 2004	1
October 1, 2004	3
October 14, 2004	1
December 1, 2004	11
December 13, 2004	1

Total assets of $90,321,433 for the 2004 merged plans were transferred to the Plan's Trustee, of which $89,616,095 was recorded in 2004. The remaining $705,338 was reflected as a receivable at December 31, 2004 on the Statements of Net Assets Available for Benefits.

The Company anticipates that additional subsidiaries will merge their plan assets into the Plan in the future.

(c) *Eligibility and Plan Entry Dates*

For the profit sharing feature of the Plan, employees of participating companies are generally eligible twelve months after their date of hire and are enrolled in the Plan on the first day of the following calendar quarter.

For the 401(k) and matching contribution features of the Plan, eligible employees of participating companies are qualified to enroll as soon as administratively practicable following employment.

Participating companies have the option to adopt any or all of the profit sharing, the 401(k), or the matching contribution features of the Plan. Certain participating companies have adopted the Plan for salaried employees only.

(d) Contributions

Employer profit sharing contributions and matching contributions ("Employer Contributions") to the Plan are discretionary and are authorized for each Plan year by the participating companies for the benefit of eligible employees in the respective companies.

Employer matching contribution formulas for employees enrolled in the 401(k) feature are determined by the participating companies from the options available under the Plan.

Participants are generally eligible to receive any Employer Contributions if they are active employees on the last day of the Plan year and are credited with at least 1,000 hours during the Plan year. Employer Contributions, if any, are deposited and allocated to the accounts of eligible participants after each Plan year-end.

As of August 1, 2003, the Plan was amended to allow employees of participating companies that have adopted the Plan's 401(k) feature to elect to contribute any percentage of their eligible compensation as pre-tax contributions to the Plan, up to the annual Internal Revenue Code ("IRC") dollar limit.

(e) Participant Accounts

Each participant's account is credited with the pre-tax contributions made by the participant and with employer discretionary matching contributions allocated to the participant, if any. Participants' accounts are also credited with discretionary profit sharing contributions as authorized each year by the respective participating companies for their employees. In addition, the Plan accepts rollover contributions from other employers' qualified plans or from eligible Individual Retirement Accounts.

Participants direct the investment of their account balances into one or more of the investment funds that are available through the Plan. Each participant's account is credited with its share of investment income, which is interest, dividends and appreciation or depreciation in the fair value of the underlying assets, net of administrative expenses, for the funds in which that account is invested. The benefit to which a participant is entitled is the participant's vested account balance.

Effective February 1, 2002, the portion of the Plan that allows participants to elect to invest in Omnicom Group Inc. common stock ("Company Stock") has been designated as an Employee Stock Ownership Plan ("ESOP"). Participants may elect to receive any dividends paid on their vested shares held in the ESOP as a cash payment instead of being reinvested in the Plan.

(f) *Forfeitures*

Forfeitures of terminated participants' nonvested account balances may be used to reduce Employer Contributions and may also be used to pay Plan expenses. As of December 31, 2004 and 2003, unallocated forfeitures totaled $4,745,022 and $2,942,695, respectively. For the year ended December 31, 2004, the Company estimates that approximately $4,400,000 of forfeitures will be used to reduce the Employer Contributions. For the year ended December 31, 2003, $1,553,969 of forfeitures were used to reduce the Employer Contributions.

(g) *Vesting*

Participants vest in any employer profit sharing contributions according to the following schedule:

0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more

Participants vest in any employer matching contributions according to one of the following vesting schedules, as adopted by the participating company:

(i) 0% for less than 2 years,
40% for 2 years but less than 3 years,
100% for 3 years or more,

or

(ii) 0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

For the 401(k) plans that were merged into the Plan, certain more favorable vesting schedules that were maintained under the merged plans were grandfathered into the Plan for participants in those plans at the time of the merger.

(h) *Payment of Benefits*

Upon termination of employment, disability or death, a participant (or their beneficiary) may elect to receive the vested portion of their account in the form of a direct rollover, a lump-sum payment, annual installment payments for up to 20 years, or certain other distribution options permitted under the Plan for participants of merged plans that offered alternative forms of payment. Also, payment of the account to a terminated participant may be deferred until age 70½ in accordance with IRS guidelines.

Effective October 1, 2004, upon termination of employment, disability or death, a participant (or their beneficiary) may elect, once in any 12-month period, to receive the vested portion of their account in the form of a partial lump sum distribution.

(i) *Participant Loans*

In general, participants who are active employees may borrow from their accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the vested balance in the participant's account and bear interest at the prime rate in effect at the time the loan was initiated. Interest rates on outstanding loans range from 4% to 12%. Principal and interest are generally repaid through payroll deductions. General-purpose loans must be repaid within five years and loans granted for principal residences must be repaid within 15 years. Loans transferred from merged plans may have longer maturity dates. The longer maturity dates were required to be grandfathered into the Plan.

(j) Administrative Expenses

The Plan pays certain administrative expenses associated with professional services provided to the Plan. Loan set-up fees are deducted from the participants' accounts. Other expenses are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value, which is determined, where applicable, by reference to quoted market prices. Fair values of investments that do not have readily ascertainable market value (such as commingled pools) have been determined by the Trustee based on the underlying publicly traded assets of the portfolios. Participant loans are stated at cost plus accrued interest, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis.

Risk and Uncertainties

Participants can invest in various securities, including mutual funds, commingled pools and Company Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

As of December 31, 2004 and 2003, the Plan assets were invested as follows:

	Fair Value	
December 31,	**2004**	2003
Omnicom Group Inc. Common Stock	**$ 179,381,856***	$193,592,332*
FMTC Managed Income Portfolio II	**314,729,077***	280,660,401*
FMTC US Equity Index Commingled Pool	**114,625,870***	104,653,774*
Fidelity Equity Income Fund	**102,524,047***	90,341,889*
Fidelity Contrafund	**61,706,992***	34,046,961
Fidelity Diversified International Fund	**58,842,919***	36,961,283
Wells Fargo Large Company Growth Fund I	**57,199,887***	50,719,259*
Dreyfus Midcap Value Fund	**52,240,668**	36,475,840
PIMCO Total Return Fund, Administrative Class	**42,699,478**	35,113,084
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	**42,311,180**	-
Fidelity Low-Priced Stock Fund	**16,491,757**	1,538,550
T. Rowe Price Science & Technology Fund	**8,200,183**	8,011,928
Fidelity Freedom Income Fund	**470,695**	-
Fidelity Freedom 2000 Fund	**496,177**	242,298
Fidelity Freedom 2005 Fund	**550,085**	27,334
Fidelity Freedom 2010 Fund	**1,468,971**	369,581
Fidelity Freedom 2015 Fund	**1,803,512**	28,619
Fidelity Freedom 2020 Fund	**3,332,245**	205,122
Fidelity Freedom 2025 Fund	**1,234,541**	61,334
Fidelity Freedom 2030 Fund	**2,684,410**	39,582
Fidelity Freedom 2035 Fund	**712,940**	12,575
Fidelity Freedom 2040 Fund	**4,553,570**	202,520
INVESCO Total Return Fund - Investor Class	-	27,171,010
AIM Aggressive Growth Fund, Class A	-	23,942,850
Cash and cash equivalents	**99,851**	152,229
Participant loans	**13,917,644**	11,730,690
	$1,082,278,555	$936,301,045

* - Represents 5% or more of net assets available for benefits.

During 2004 and 2003, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

December 31,	**2004**	2003
Omnicom Group Inc. Common Stock	**$(6,325,150)**	$ 52,148,383
FMTC US Equity Index Commingled Pool	**11,232,518**	22,405,971
Fidelity Equity Income Fund	**5,792,229**	17,307,396
Fidelity Contrafund	**6,847,773**	6,123,841
Fidelity Diversified International Fund	**8,422,008**	9,572,019
Wells Fargo Large Company Growth Fund I	**1,893,077**	1,558,079
Dreyfus Midcap Value Fund	**7,047,868**	11,226,134
PIMCO Total Return Fund, Administrative Class	**(295,086)**	28,682
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	**2,905,268**	-
Fidelity Low-Priced Stock Fund	**1,636,887**	20,380
T. Rowe Price Science & Technology Fund	**75,081**	1,857,689
Fidelity Freedom Income Fund	**8,952**	
Fidelity Freedom 2000 Fund	**8,049**	(1,829)
Fidelity Freedom 2005 Fund	**23,588**	168
Fidelity Freedom 2010 Fund	**46,427**	(4,772)
Fidelity Freedom 2015 Fund	**86,607**	497
Fidelity Freedom 2020 Fund	**119,231**	599
Fidelity Freedom 2025 Fund	**80,293**	1,314
Fidelity Freedom 2030 Fund	**174,126**	471
Fidelity Freedom 2035 Fund	**47,288**	273
Fidelity Freedom 2040 Fund	**292,470**	1,799
INVESCO Total Return Fund - Investor Class	**977,537**	834,851
AIM Aggressive Growth Fund, Class A	**244,958**	4,397,103
Putnam Growth Opportunities Fund, Class Y	**-**	8,655,858
INVESCO Balanced Fund - Investor Class	**-**	3,032,686
Total	**$41,341,999**	$139,167,592

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan or the complete discontinuance of contributions by the Company under the Plan, the participants' accounts will become fully vested and nonforfeitable in accordance with the terms of the Plan.

5. Tax Status

The Plan is a qualified employee benefit plan under Section 401(a) of the Code, and therefore is not subject to tax under present income tax laws. The Plan received a favorable determination letter dated July 29, 1992. The Plan has been amended since receiving the determination letter.

In February 2002, the Company submitted a determination letter application to the IRS that the Plan, as amended and restated effective July 1, 2001, continues to be tax-qualified under the appropriate sections of the Code. The application is under review by the IRS. The Committee and Plan's tax counsel believe that the amended and restated Plan as it is currently being operated is in compliance with the applicable provisions of the Code, and therefore remains exempt from taxation.

The Committee and Plan's tax counsel expect to receive a favorable determination letter from the IRS.

6. Party-In-Interest

Certain plan investments are managed by the Trustee of the Plan and, therefore, the investments qualify as party-in-interest transactions. Excluding fees from brokerage transactions, no fees were paid by the Plan to the Trustee for management services for the years ended December 31, 2004 and 2003.

One of the investment funds of the Plan invests exclusively in Company Stock. The Plan owned 2,127,393 and 2,216,790 shares of common stock of Omnicom Group Inc. as of December 31, 2004 and 2003, respectively, with corresponding year-end market values of $179,381,856 and $193,592,332.

Schedule of Assets Held for Investment Purposes at End of Year
EIN: 13-1514814 Plan No. 004

December 31, 2004

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity	(d) Cost	(e) Current value
*	Common stock - Omnicom Group Inc.	2,127,393 shares. Employer security. Common stock. $.15 par value.	a	$179,381,856
*	FMTC Managed Income Portfolio II	314,729,077 shares. Commingled pool which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	314,729,077
*	FMTC US Equity Index Commingled Pool	3,063,224 shares. Commingled pool which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	114,625,870
*	Fidelity Equity Income Fund	1,942,479 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	102,524,047
*	Fidelity Contrafund	1,087,539 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	61,706,992
*	Fidelity Diversified International Fund	2,054,571 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	58,842,919
	Wells Fargo Large Company Growth Fund I	1,225,624 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	57,199,887
	Dreyfus Midcap Value Fund	1,609,881 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	52,240,668
	PIMCO Total Return Fund, Administrative Class	4,001,825 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	42,699,478
	Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	3,384,894 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	42,311,180
*	Fidelity Low-Priced Stock Fund	409,733 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	16,491,757
	T. Rowe Price Science & Technology Fund	429,328 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	8,200,183
*	Fidelity Freedom Income Fund	41,765 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	470,695
*	Fidelity Freedom 2000 Fund	41,074 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	496,177
*	Fidelity Freedom 2005 Fund	50,933 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	550,085

Schedule of Assets Held for Investment Purposes at End of Year
EIN: 13-1514814 Plan No. 004

December 31, 2004

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity	(d) Cost	(e) Current value
*	Fidelity Freedom 2010 Fund	107,853 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**1,468,971**
*	Fidelity Freedom 2015 Fund	163,213 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**1,803,512**
*	Fidelity Freedom 2020 Fund	238,699 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**3,332,245**
*	Fidelity Freedom 2025 Fund	109,445 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**1,234,541**
*	Fidelity Freedom 2030 Fund	190,654 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**2,684,410**
*	Fidelity Freedom 2035 Fund	62,319 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**712,940**
*	Fidelity Freedom 2040 Fund	550,613 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**4,553,570**
*	Cash and Cash Equivalents	Non-interest bearing cash. There is no maturity date, rate of interest or collateral.	a	**99,851**
*	Participant loans	Loans to participants with maturities through June 2033, interest rates ranging from 4.0% to 12.0%, collateralized by participants' account balances.	a	**13,917,644**
				$1,082,278,555

* - Represents a party-in-interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

By: 
Leslie Chiocco
Member of Administrative Committee

June 27, 2005

EXHIBIT INDEX



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Omnicom Group Retirement Savings Plan
New York, New York

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74591) of our report dated June 27, 2005, relating to the financial statements and supplemental schedule of the Omnicom Group Retirement Savings Plan, appearing in this Annual Report on Form 11-K for the year ended December 31, 2004.

BDO Seidman, LLP

BDO Seidman, LLP
New York, New York

June 27, 2005